Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 7, 2012 - The following Management's Discussion and Analysis of financial results ("MD&A") as provided by the management of Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2012, and the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010 and the related Management's Discussion and Analysis of financial results as disclosure which is unchanged from such Management's Discussion and Analysis may not be repeated herein.  This commentary is based on information available to, and is dated as of, November 7, 2012. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION:  The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

INITIAL PRODUCTION RATES:  Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

NON-GAAP MEASURES:  This Management's Discussion and Analysis and the accompanying report to shareholders contain the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in this Management's Discussion and Analysis.  Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This Management's Discussion and Analysis and the accompanying report to shareholders also contains other terms such as net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions, total net debt, and operating netbacks, which are not recognized measures under GAAP.  Net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions is calculated as net profit (loss) per the Consolidated Statement of Comprehensive Income, excluding the non-cash impairment loss, net unrealized gain or loss on commodity contracts, and gain or loss on property dispositions net of the deferred tax impact on these adjustments. Total net debt is calculated as long-term debt plus the liability component of the convertible debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating expenses.  Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. Bellatrix's method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

Additional information relating to the Company, including the Bellatrix's Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS:  Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management's assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, 2012 capital expenditure budget, the nature of expenditures and the method of financing thereof, expected 2012 average production and exit rate, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2012 operating expenses and general and administrative expenses, 2013 capital expenditure budget and the nature of capital expenditures and the timing and method of financing thereof, expected 2013 average production and exit rate, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, plans to utilize pad drilling, and use of funds from property dispositions may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations.  Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes.  Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors that could effect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com, and at Bellatrix's website www.bellatrixexploration.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Bellatrix is the continuing corporation resulting from the reorganization (the "Reorganization") effective November 1, 2009 pursuant to a plan of arrangement involving, among others, True Energy Trust (the "Trust" or "True"), Bellatrix and security holders of the Trust.

Bellatrix's common shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

Third Quarter 2012 Financial and Operational Results

Disposition

During the third quarter of 2012, Bellatrix closed on the disposition of a minor non-core property interest in the Wainwright area, Alberta for $4.25 million after adjustments.  This non-operated unit heavy oil property had production of approximately 59 boe/d. The net proceeds from the disposition were initially used to reduce the Company's bank indebtedness, and ultimately will be directed towards the development of the Company's Cardium oil resource program.

Sales Volumes

Sales volumes for the three months ended September 30, 2012 averaged 15,503 boe/d compared to 11,837 boe/d for the same period in 2011, representing a 31% increase.  Total crude oil, condensate and NGLs averaged approximately 34% of sales volumes for the three months ended September 30, 2012, compared to 37% of sales volumes in the same period in 2011.  Sales volumes for the nine months ended September 30, 2012 averaged 15,989 boe/d, compared to 11,194 boe/d for the same period in 2011, representing a 43% increase.  The increase in sales was primarily a result of a year over year increased capital program and the associated drilling success achieved in the Cardium and Notikewin resource plays.  Capital expenditures for the nine months ended September 30, 2012 were $132.3 million, compared to $132.3 million for the same period in 2011.

Third quarter 2012 sales volumes decreased by 6% from second quarter 2012 average sales volumes of 16,569 boe/d. The average sales volumes for the third quarter of 2012 were negatively affected by protracted spring breakup conditions, scheduled plant turnarounds, a series of intense localized storms resulting in an unusually high number of occurrences of unscheduled downtime, and prolonged wet conditions delaying the third quarter drilling, completion, and tie-in program. Power outages caused by power poles being struck by lightning, hail, and intense rain shorted out transformers.  In addition, a violent rain storm shorted out electrical panels which created significant downtime for a major midstream operator that processes a portion of the Company's production.  However, the Company continues to expect it will meet its previously announced 2012 calendar year guidance of average daily production of 16,500 to 17,000 boe/d, and an exit rate of 19,000 boe/d to 19,500 boe/d.

Sales Volumes
		Three months ended September 30,		Nine months ended September 30,
		2012	2011	2012	2011
Light oil and condensate	(bbls/d)	3,672	3,365	4,025	3,245
NGLs	(bbls/d)	1,240	803	1,377	684
Heavy oil	(bbls/d)	292	245	311	313
Total crude oil, condensate and NGLs	(bbls/d)	5,204	4,413	5,713	4,242

Natural gas	(mcf/d)	61,796	44,546	61,654	41,710

Total boe/d	(6:1)	15,503	11,837	15,989	11,194

During the first nine months of 2012, Bellatrix posted a 100% success rate drilling and/or participating in 24 gross (20.15 net) wells, resulting in 18 gross (15.15 net) Cardium oil wells, 2.0 gross (2.0 net) Cardium condensate-rich gas wells, 1.0 gross (1.0 net) Duvernay gas well, and 3.0 gross (2.0 net) Notikewin/Falher liquids-rich gas wells.  Bellatrix drilled 9 gross (7.71 net) wells consisting of 7 gross (6.21 net) Cardium oil wells and 2 gross (1.5 net) liquids-rich Notikewin/Falher gas wells in the third quarter of 2012.

By comparison, Bellatrix drilled or participated in 42 gross (27.19 net) wells during the first nine months of 2011, including 31 gross (22.35 net) oil wells and 11 gross (4.84 net) liquids-rich natural gas wells.

For the three months ended September 30, 2012, crude oil, condensate and NGL sales volumes increased by approximately 18%, averaging 5,204 bbl/d compared to 4,413 bbl/d in the third quarter of 2011. For the nine months ended September 30, 2012, crude oil, condensate and NGL sales volumes increased by approximately 35%, averaging 5,713 bbl/d compared to 4,242 bbl/d in the same period in 2011.  The weighting towards crude oil, condensate and NGLs decreased slightly in the third quarter of 2012 at 34%, compared to 37% in the same period in 2011. The reduction in liquids weighting quarter over quarter was a direct result of adding the dry gas producing Duvernay well during the second quarter of 2012, as well as bringing on several other high-productivity gas wells.

The weighting towards crude oil, condensate and NGLs for the nine months ended September 30, 2012 was 36%, compared to 38% for the same period in 2011.

Sales of natural gas averaged 61.8 Mmcf/d for the three months ended September 30, 2012, compared to 44.5 Mmcf/d in the same period in 2011, an increase of approximately 39%. The weighting towards natural gas sales volumes averaged approximately 66% for the third quarter of 2012, compared to 63% in the 2011 third quarter.  For the nine months ended September 30, 2012, sales of natural gas averaged 61.7 Mmcf/d, an increase of approximately 48% from average sales volumes of 41.7 Mmcf/d realized in the comparative 2011 period.

For the remainder of 2012, Bellatrix will continue to be active in drilling its two core resource plays, the Cardium oil and Notikewin condensate-rich gas, utilizing horizontal drilling multi-fracturing technology. The Company's 2012 capital expenditure budget is between $140 to $150 million.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide average daily production of approximately 16,500 to 17,000 boe/d.  The Company is maintaining its previously announced 2012 exit rate guidance of approximately 19,000 boe/d to 19,500 boe/d.

Commodity Prices

Average Commodity Prices
	Three months ended September 30,			Nine months ended September 30,
	2012	2011	% Change	2012	2011	% Change

Exchange rate (US$/CDN$)	1.0053	1.0197	(1)	0.9981	1.0224	(2)

Crude oil:
WTI (US$/bbl)	92.20	89.54	3	96.16	95.48	1
Edmonton par - light oil ($/bbl)	84.79	92.45	(8)	87.29	94.32	(7)
Bow River - medium/heavy oil ($/bbl)	72.51	71.90	1	76.50	75.25	2
Hardisty Heavy - heavy oil ($/bbl)	58.08	62.11	(6)	64.69	66.23	(2)
Bellatrix's average prices ($/bbl)
Light crude oil and condensate	84.98	88.91	(4)	87.74	91.42	(4)
NGLs	28.62	51.74	(45)	38.90	53.10	(27)
Heavy crude oil	63.95	64.19	-	69.17	66.13	5
Total crude oil and NGLs	70.37	80.78	(13)	74.96	83.37	(10)
Total crude oil and NGLs (including risk management (1))	70.72	82.38	(14)	72.83	80.85	(10)

Natural gas:
NYMEX (US$/mmbtu)	2.89	4.05	(29)	2.58	4.21	(39)
AECO daily index (CDN$/mcf)	2.28	3.66	(38)	2.11	3.76	(44)
AECO monthly index (CDN$/mcf)	2.19	3.72	(41)	2.18	3.74	(42)
Bellatrix's average price ($/mcf)	2.45	3.91	(37)	2.26	3.97	(43)
Bellatrix's average price (including risk management(1)) ($/mcf)	3.38	4.33	(22)	2.96	4.23	(30)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For light oil and condensate, Bellatrix recorded an average $84.98/bbl before commodity price risk management contracts during the third quarter of 2012, 4% lower than the average price received in the comparative 2011 period.  In comparison, the Edmonton par price decreased by 8% over the same period.  For light oil and condensate, Bellatrix recorded an average $87.74/bbl before commodity price risk management contracts during the nine months ended September 30, 2012, 4% lower than the average price received in the comparative 2011 period.  In comparison, the Edmonton par price decreased by 7% over the same period.  The average WTI crude oil benchmark price remained relatively unchanged in the first nine months of 2012 compared to the same period in 2011.  The average US$/CDN$ foreign exchange rate was 0.9981 for the nine months ended September 30, 2012, a decrease of 2% compared to an average rate of 1.0224 in the same period in 2011.

For NGLs, Bellatrix recorded an average $28.62/bbl during the third quarter of 2012, a 45% decrease from the $51.74/bbl received in the comparative 2011 period.  For the nine months ended September 30, 2012, Bellatrix received an average NGL price of $38.90/bbl, a 27% decrease from the $53.10/bbl received in the comparative 2011 period.  The decrease in NGL pricing between the 2012 and 2011 periods is largely attributable to changes in NGL market supply conditions between the periods.

For heavy crude oil, Bellatrix received an average price before commodity risk management contracts of $63.95/bbl in the 2012 third quarter, relatively consistent with prices realized in the third quarter of 2011. For the nine months ended September 30, 2012, Bellatrix received an average price of $69.17/bbl for heavy crude oil, a 5% increase when compared to the same period in 2011. In comparison, the Bow River reference price increased by 1%, and the Hardisty Heavy reference price decreased by 6% between the third quarter of 2011 and the third quarter of 2012.  Between the first nine months of 2011 and the first nine months of 2012, the Bow River reference price increased by 2%, and the Hardisty Heavy reference price decreased by 2%.  The majority of Bellatrix's heavy crude oil density ranges between 11 and 16 degrees API, consistent with the Hardisty Heavy reference price.

Bellatrix's natural gas sales are priced with reference to the daily or monthly AECO indices. During the third quarter of 2012, the AECO daily reference price decreased by 38%, and the AECO monthly reference price decreased by approximately 41% compared to the third quarter of 2011. Bellatrix's natural gas average sales price before commodity price risk management contracts for the third quarter of 2012 decreased by 37% compared to the same period in 2011.  During the nine months ended September 30, 2012, the AECO daily reference price decreased by approximately 44% and the AECO monthly reference price decreased by approximately 42%, compared to the nine months ended September 30, 2011.  Bellatrix's natural gas average sales price before commodity price risk management contracts for the nine months ended September 30, 2012 decreased by 43% compared to the same period in 2011.  Bellatrix's natural gas average price after including commodity price risk management contracts for the three and nine months ended September 30, 2012 was $3.38/mcf and $2.96/mcf, compared to $4.33/mcf and $4.23/mcf for the three and nine months ended September 30, 2011, respectively.

Revenue

Revenue before other income, royalties and commodity price risk management contracts for the three months ended September 30, 2012 was $47.6 million, 2% lower than the $48.8 million in the third quarter of 2011. The decrease in revenues between quarters was due to reduced liquids and natural gas prices experienced in the third quarter of 2012, largely offset by the impact of increased sales volumes between the periods.  Revenue before other income, royalties and commodity price risk management contracts for the nine month period ended September 30, 2012 was $155.6 million, 10% higher than the $141.8 million realized in the comparative 2011 period.

Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the three and nine months ended September 30, 2012 increased from the comparative 2011 periods by approximately 3% and 21%, respectively, resulting from higher sales volumes, partially offset by lower light crude oil, condensate and NGL prices when compared to the same periods in 2011.  In the third quarter of 2012, total crude oil, condensate and NGL revenues contributed 71% of total revenue (before other) compared to 67% in the same period in 2011.  For the nine months ended September 30, 2012, total crude oil, condensate and NGL revenues contributed 75% of total revenue (before other), compared to 68% in the same period in 2011. Light crude oil, condensate and NGL revenues in the three and nine months ended September 30, 2012 comprised 95% of total crude oil, condensate and NGL revenues (before other) for those periods, compared to 96% and 94% composition realized in the three month and nine month periods ended September 30, 2011, respectively.

Natural gas revenue before other income, royalties and commodity price risk management contracts for the third quarter of 2012 decreased by approximately 13% compared to the third quarter of 2011 as a result of a 37% decrease in realized gas prices before risk management, offset by an approximate 39% increase in sales volumes between the periods. Natural gas revenue before other income, royalties and commodity price risk management contracts for the first nine months of 2012 decreased by approximately 15% compared to the nine months ended September 30, 2011 as a result of a 43% decrease in realized gas prices before risk management offset by an approximate 48% increase in sales volumes between the periods.

	Three months ended September 30,		Nine months ended September 30,
($000s)	2012	2011	2012	2011
Light crude oil and condensate	28,706	27,527	96,766	80,987
NGLs	3,264	3,822	14,676	9,920
Heavy oil	1,724	1,443	5,886	5,662
Crude oil and NGLs	33,694	32,792	117,328	96,569
Natural gas	13,914	16,022	38,239	45,191
Total revenue before other	47,608	48,814	155,567	141,760
Other (1)	518	331	1,464	1,364
Total revenue before royalties and risk management	48,126	49,145	157,031	143,124

(1) Other revenue primarily consists of processing and other third party income.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company's future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities.  The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix's capital expenditure program.  Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter currently outstanding as of November 7, 2012 is shown in the following tables:

Natural gas

Average Volumes (GJ/d)
Q4 2012
Fixed	13,478

Average Price ($/GJ AECO C)
Q4 2012
Fixed	3.52

Crude oil and liquids

Average Volumes (bbls/d)
				Q4 2012
Call option				833
Fixed				3,000
Total bbls/d				3,833

	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Call option	3,000	3,000	3,000	3,000
Fixed	1,500	1,500	1,500	1,500
Total bbls/d	4,500	4,500	4,500	4,500

Average Price ($/bbl WTI)

				Q4 2012
Call option (ceiling price) (US$/bbl)				110.00
Fixed price (CDN$/bbl)				92.30

	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Call option (ceiling price) (US$/bbl)	110.00	110.00	110.00	110.00
Fixed price (CDN$/bbl)	94.50	94.50	94.50	94.50

Included in the above natural gas table are fixed price contracts of an average of $4.10/GJ at 30,000 GJ/d from April 1, 2012 to October 31, 2012 which were funded by selling call options of 3,000 bbl/d at US$110.00 for the 2013 calendar year.

As of September 30, 2012, the fair value of Bellatrix's outstanding commodity contracts is a net unrealized liability of $1.1 million as reflected in the financial statements.  The fair value or mark-to-market value of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at September 30, 2012 and will be different from what will eventually be realized.  Changes in the fair value of the commodity contracts are recognized in the Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three and nine months ended September 30, 2012 and 2011 as reflected in the Consolidated Statements of Comprehensive Income in the financial statements:

Commodity contracts
($000s)	Crude Oil & Liquids	Natural Gas	Q3 2012 Total	Q3 2011 Total
Realized cash gain (loss) on contracts	166	5,306	5,472	2,392
Unrealized gain (loss) on contracts (1)	(1,662)	(5,101)	(6,763)	8,556
Total gain on commodity contracts	(1,496)	205	(1,291)	10,948

Commodity contracts
($000s)	Crude Oil & Liquids	Natural Gas	YTD 2012 Total	YTD 2011 Total
Realized cash gain (loss) on contracts	(3,326)	11,779	8,453	75
Unrealized gain (loss) on contracts (1)	11,053	(1,560)	9,493	10,776
Total gain on commodity contracts	7,727	10,219	17,946	10,851

(1) Unrealized gain (loss) on commodity contracts represent non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the three months ended September 30, 2012, total royalties were $8.9 million compared to $8.6 million incurred in the third quarter of 2011.  Overall royalties as a percentage of revenue (after transportation costs) in the third quarter of 2012 were 19%, compared with 18% in the 2011 third quarter.  For the nine months ended September 30, 2012, total royalties were $26.9 million compared to $25.9 million incurred in the same period in 2011.  Overall royalties as a percentage of revenue (after transportation costs) for the nine months ended September 30, 2012 were 18%, compared with 19% in the same period in 2011.

The Company's heavy oil properties consist of principally the Frog Lake Alberta assets which are subject to high crown royalty rates. Certain light oil wells are now incurring higher royalty rates as they come off the initial royalty incentive rates.  The Company's royalty percentage for natural gas royalties continues to decline due to increased production from recently drilled wells which take advantage of Alberta royalty incentive programs.

Royalties by Commodity Type	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2012	2011	2012	2011
Light crude oil, condensate and NGLs	7,378	6,353	24,510	16,942
$/bbl	16.33	16.57	16.56	15.80
Average light crude oil, condensate and NGLs royalty rate (%)	24	21	22	19

Heavy Oil	837	418	2,775	2,642
$/bbl	31.16	18.54	32.57	30.92
Average heavy oil royalty rate (%)	51	29	49	47

Natural Gas	664	1,815	(367)	6,338
$/mcf	0.12	0.44	(0.02)	0.56
Average natural gas royalty rate (%)	5	12	(1)	15

Total	8,879	8,586	26,918	25,922
$/boe	6.23	7.88	6.14	8.48
Average total royalty rate (%)	19	18	18	19

Royalties by Type
	Three months ended September 30,		Nine months ended September 30,
($000s)	2012	2011	2012	2011
Crown royalties	2,744	2,776	8,663	9,461
Indian Oil and Gas Canada royalties	1,907	2,763	4,802	6,089
Freehold & GORR	4,228	3,047	13,453	10,372
Total	8,879	8,586	26,918	25,922

Expenses
	Three months ended September 30,		Nine months ended September 30,
($000s)	2012	2011	2012	2011
Production	11,360	12,748	37,938	36,226
Transportation	1,282	1,462	3,760	4,138
General and administrative	3,397	3,423	9,882	8,590
Interest and financing charges (1)	2,476	1,730	7,006	5,299
Share-based compensation	945	568	2,505	2,083

(1) Does not include financing charges in relation to the Company's accretion of decommissioning liabilities.

Expenses per boe
	Three months ended September 30,		Nine months ended September 30,
($ per boe)	2012	2011	2012	2011
Production	7.96	11.71	8.66	11.85
Transportation	0.90	1.34	0.86	1.35
General and administrative	2.38	3.14	2.26	2.81
Interest and financing charges	1.74	1.59	1.60	1.73
Share-based compensation	0.66	0.52	0.57	0.68

Production Expenses

For the three and nine months ended September 30, 2012, production expenses totaled $11.4 million ($7.96/boe) and $37.9 million ($8.66/boe), respectively, compared to $12.7 million ($11.71/boe) and $36.2 million ($11.85/boe) recorded in the same periods in 2011.  For the three months ended September 30, 2012, production expenses decreased overall and on a per boe basis when compared to the same period in 2011.  The decrease in production expenses on a boe basis in the 2012 third quarter is primarily due to increased production, which is a result of drilling in both 2011 and the first nine months of 2012 in areas with lower production expenses, as well as reduced processing fees in certain areas and continued field optimization projects.

Bellatrix is targeting operating costs of approximately $54.0 million ($8.75/boe) for the 2012 year in total, which is a reduction from the $11.53/boe operating costs incurred for the 2011 year.  This is based upon assumptions of estimated 2012 average production of approximately 16,500 boe/d to 17,000 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to have lower operating costs.

Production Expenses by Commodity Type
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2012	2011	2012	2011
Light crude oil, condensate and NGLs	4,745	5,238	15,375	14,553
$/bbl	10.50	13.66	10.39	13.57

Heavy oil	373	782	1,268	2,016
$/bbl	13.88	34.69	14.88	23.59

Natural gas	6,242	6,728	21,295	19,657
$/mcf	1.10	1.64	1.26	1.73

Total	11,360	12,748	37,938	36,226
$/boe	7.96	11.71	8.66	11.85

Total	11,360	12,748	37,938	36,226
Processing and other third party income (1)	(518)	(331)	(1,464)	(1,364)
Total after deducting processing and other third party income	10,842	12,417	36,474	34,862
$/boe	7.60	11.40	8.33	11.41

(1)	Processing and other third party income is included within petroleum and natural gas sales on the Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the three and nine months ended September 30, 2012 were $1.3 million ($0.90/boe) and $3.8 million ($0.86/boe), respectively, compared to $1.5 million ($1.34/boe) and $4.1 million ($1.35/boe) in the same periods in 2011. The decrease in per boe costs is reflective of a higher volume of oil production being shipped through pipelines rather than through trucking at a higher cost, as well as reduced gas transportation fees resulting from the acquisition of an ownership interest in certain gathering and processing facilities in the first half of 2011.

Operating Netback

Field Operating Netback - Corporate (before risk management)
	Three months ended September 30,		Nine months ended September 30,
($/boe)	2012	2011	2012	2011
Sales	33.38	44.82	35.51	46.39
Transportation	(0.90)	(1.34)	(0.86)	(1.35)
Royalties	(6.23)	(7.88)	(6.14)	(8.48)
Production expense	(7.96)	(11.71)	(8.66)	(11.85)
Field operating netback	18.29	23.89	19.85	24.71

For the third quarter of 2012, corporate field operating netback (before commodity price risk management contracts) was $18.29/boe compared to $23.89/boe in the third quarter of 2011.  The reduced netback was primarily the result of reduced commodity prices, offset by reduced transportation, royalty and production expenses.  After including commodity price risk management contracts, the corporate field operating netback for the third quarter of 2012 was $22.13/boe compared to $26.09/boe in the 2011 third quarter. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For the nine months ended September 30, 2012, corporate field operating netback (before commodity price risk management contracts) was $19.85/boe compared to $24.71/boe in the first nine months of 2011.  The reduced netback was primarily the result of reduced commodity prices, despite reductions in transportation, royalty and production expenses.  After including commodity price risk management contracts, the corporate field operating netback for the first nine months of 2012 was $21.78/boe compared to $24.72/boe in the same period in 2011.

Field Operating Netback - Crude Oil, Condensate and NGLs (before risk management)
	Three months ended September 30,		Nine months ended September 30,
($/bbl)	2012	2011	2012	2011
Sales	70.37	80.77	74.96	83.39
Transportation	(1.40)	(1.96)	(1.13)	(1.99)
Royalties	(17.16)	(16.68)	(17.43)	(16.91)
Production expense	(10.69)	(14.83)	(10.63)	(14.31)
Field operating netback	41.12	47.30	45.77	50.18

Field operating netback for crude oil, condensate and NGLs averaged $41.12/bbl for the three months ended September 30, 2012, a decrease of 13% from $47.30/bbl realized in the comparative 2011 period. In the third quarter of 2012, Bellatrix's combined crude oil and NGLs average price (before risk management) decreased by approximately 13% compared to the third quarter of 2011.  The commodity price decrease in conjunction with a slight increase in royalties was partially offset by reductions in production, and transportation expenses, resulting in the overall decrease to the field operating netback for crude oil, condensate and NGLs.  After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the three months ended September 30, 2012 decreased to $41.48/boe compared to $48.91/boe in the same period in 2011.

Field operating netback for crude oil, condensate and NGLs averaged $45.77/bbl for the nine months ended September 30, 2012, a decrease of 9% from $50.18/bbl realized in the comparative 2011 period. In the first nine months of 2012, Bellatrix's combined crude oil and NGLs average price (before risk management) decreased by approximately 10% compared to the same period in 2011.  The commodity price decrease was partially offset by reductions in production, royalties, and transportation expenses, resulting in the overall decrease to the field operating netback for crude oil, condensate and NGLs.  After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the nine months ended September 30, 2012 decreased to $43.64/boe compared to $47.65/boe in the same period in 2011.

Field Operating Netback - Natural Gas (before risk management)
	Three months ended September 30,		Nine months ended September 30,
($/mcf)	2012	2011	2012	2011
Sales	2.45	3.91	2.26	3.97
Transportation	(0.11)	(0.16)	(0.12)	(0.16)
Royalties	(0.12)	(0.44)	0.02	(0.56)
Production expense	(1.10)	(1.64)	(1.26)	(1.73)
Field operating netback	1.12	1.67	0.90	1.52

Field operating netback for natural gas in the third quarter of 2012 year decreased by 33% to $1.12/mcf, compared to $1.67/mcf realized in the third quarter of 2011, reflecting depressed natural gas prices, offset somewhat by lower production, transportation and royalty expenses.  After including commodity price risk management contracts, field operating netback for natural gas for the three months ended September 30, 2012 increased to $2.06/mcf, which compared to $2.09/mcf in the third quarter of 2011.

Field operating netback for natural gas in the nine months ended September 30, 2012 year decreased by 41% to $0.90/mcf, compared to $1.52/mcf realized in the third quarter of 2011, reflecting depressed natural gas prices, offset somewhat by lower production, transportation and royalty expenses.  After including commodity price risk management contracts, field operating netback for natural gas for the nine months ended September 30, 2012 increased to $1.60/mcf, which compared to $1.79/mcf in the same period in 2011.

General and Administrative

General and administrative ("G&A") expenses (after capitalized G&A and recoveries) for the three and nine month periods ended September 30, 2012 were $3.4 million ($2.38/boe) and $9.9 million ($2.26/boe), respectively, compared to $3.4 million ($3.14/boe) and $8.6 million ($2.81/boe) for the same periods in 2011.  G&A expenses remained consistent on an overall basis in the third quarter of 2012 compared to the same period in 2011. For the nine months ended September 30, 2012, G&A expenses were slightly higher in comparison to the same period in 2011 which is reflective of higher compensation and base costs and lower recoveries, offset partially by higher capitalized G&A.  On a boe basis, G&A for the third quarter of 2012 decreased by approximately 24% when compared to the third quarter of 2011. The decrease was primarily as a result of higher average sales volumes in the 2012 period, despite higher overall costs.

For 2012, the Company is anticipating G&A expenses after capitalization to be approximately $14.0 million ($2.27/boe) based on estimated 2012 average production volumes of approximately 16,500 boe/d to 17,000 boe/d.  This compares to actual 2011 G&A costs of $2.83/boe.

General and Administrative Expenses
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2012	2011	2012	2011
Gross expenses	5,111	4,419	15,104	13,547
Capitalized	(1,045)	(867)	(3,206)	(2,620)
Recoveries	(669)	(129)	(2,016)	(2,337)
G&A expenses	3,397	3,423	9,882	8,590
G&A expenses, per unit ($/boe)	2.38	3.14	2.26	2.81

Interest and Financing Charges

Bellatrix recorded $2.5 million and $7.0 million of interest and financing charges related to bank debt and its debentures for the three and nine month periods ended September 30, 2012, compared to $1.7 million and $5.3 million in the three and nine month periods ended September 30, 2011, respectively. The increase in interest and financing charges between these periods was primarily due to greater interest and accretion charges in relation to the Company's outstanding debentures in conjunction with higher interest charges related to the Company's long-term debt as the Company carried a higher average debt balance in the 2012 periods compared to the same periods in 2011.  Bellatrix's total net debt at September 30, 2012 of $166.2 million includes the $50.3 million liability portion of its $55 million principal amount of 4.75% convertible unsecured subordinated debentures (the "4.75% Debentures"), $104.6 million of bank debt and the net balance of the working capital deficiency. Total net debt of $101.3 million as of September 30, 2011 reflected a temporary reduction in bank indebtedness following the completion of a $55 million equity issuance in May 2011. The 4.75% Debentures have a maturity date of April 30, 2015.

Interest and Financing Charges (1)
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2012	2011	2012	2011
Interest and financing charges	2,476	1,730	7,006	5,299
Interest and financing charges ($/boe)	1.74	1.59	1.60	1.73

(1)	Does not include financing charges in relation to the Company's accretion of decommissioning liabilities

Debt to Funds Flow from Operations Ratio
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2012	2011	2012	2011

Debt to funds flow from operations (1) ratio (annualized) (3)
Funds flow from operations (1) (annualized)	106,452	98,856	108,231	85,489
Total net debt (2) at period end	166,219	101,336	166,219	101,336
Total net debt to periods funds flow from operations ratio (annualized) (3)	1.6x	1.1x	1.5x	1.2x

Net debt (2) (excluding convertible debentures) at period end	115,950	52,644	115,950	52,644
Net debt to periods funds flow from operations ratio (annualized) (3)	1.1x	0.6x	1.1x	0.6x

Debt to funds flow from operations (1) ratio (trailing) (4)
Funds flow from operations (1) (trailing)	112,643	80,459	112,643	80,459
Total net debt (2) to funds flow from operations (trailing)	1.5x	1.3x	1.5x	1.3x

Net debt (2) (excluding convertible debentures) to funds flow from operations for the period	1.0x	0.7x	1.0x	0.7x

(1)
As detailed previously in this Management's Discussion and Analysis, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities, less decommissioning costs incurred and changes in non-cash working capital incurred.  Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2)
Net debt and total net debt are considered non-GAAP terms.  The Company's calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability.  Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation.  Net debt also excludes the liability component of convertible debentures.  Total net debt and net debt are non-GAAP measures; refer to the following reconciliation of total liabilities to total net debt and net debt.

(3)	Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized.
(4)	Trailing periods funds flow from operations ratio annualized is based on the twelve-month periods ended September 30, 2012 and September 30, 2011.

Reconciliation of Total Liabilities to Total Net Debt and Net Debt
	As at September 30,
($000s)	2012	2011
Total liabilities per financial statements	257,600	185,463
Current liabilities included within working capital calculation	(54,967)	(54,511)
Deferred liability - flow-through shares	-	(434)
Commodity contract liability	(692)	(199)
Decommissioning Liabilities	(42,784)	(42,918)
Finance lease obligation	(4,246)	(1,330)

Working Capital
Current assets	(42,705)	(45,445)
Current liabilities	54,967	54,511
Current portion of finance lease	(507)	(151)
Net commodity contract asset (liability)	(447)	6,350
	11,308	15,265
Total net debt	166,219	101,336
Convertible debentures	(50,269)	(48,692)
Net debt	115,950	52,644

Share-Based Compensation

Non-cash share-based compensation expense for the three months ended September 30, 2012 was an expense of $0.9 million compared to $0.6 million in the same period in 2011. The increase in non-cash share-based compensation expense between the third quarter of 2011 and the third quarter of 2012 is primarily a result of higher Deferred Share Unit Plan expenses of $0.4 million, compared to a net recovery of $0.1 million recognized in the comparative 2011 period which was the result of the revaluation of outstanding Deferred Share Units to a lower unit price for that quarter.

Non-cash share-based compensation expense for the nine months ended September 30, 2012 was an expense of $2.5 million compared to $2.1 million in the same period in 2011. The overall increase in non-cash share-based compensation expense between the first nine months of 2011 and the first nine months of 2012 is primarily a result of a larger number of outstanding share options expensed during the period and greater Deferred Share Unit Plan expenses of $0.8 million (2011: $0.6 million), offset partially by higher capitalized share-based compensation of $1.2 million (2011: $0.9 million).

Depletion and Depreciation

Depletion and depreciation expenses for the three and nine month periods ended September 30, 2012 were $18.0 million ($12.59/boe) and $57.1 million ($13.04/boe), compared to $15.8 million ($14.52/boe) and $45.8 million ($14.98/boe) recognized in the three and nine month periods ended September 30, 2011, respectively.  For both the three and nine month periods ended September 30, 2012, the decrease in depletion and depreciation expense, on a per boe basis, was primarily a result of an increase in the reserve base used for the depletion calculation, partially offset by a higher cost base and increased future development costs.

For the three months ended September 30, 2012 Bellatrix has included a total of $371.9 million (2011: $159.8 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $34.8 million (2011: $34.9 million) for estimated salvage.

Depletion and Depreciation
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2012	2011	2012	2011
Depletion and Depreciation	17,953	15,815	57,125	45,764
Per unit ($/boe)	12.59	14.52	13.04	14.98

Impairment of Assets

In accordance with IFRS, the Company calculates an impairment test when there are indicators of impairment.  The impairment test is performed at the asset or cash generating unit ("CGU") level.  IAS 36 - "Impairment of Assets" ("IAS 36") is a one step process for testing and measuring impairment of assets.  Under IAS 36, the asset or CGU's carrying value is compared to the higher of: value-in-use and fair value less costs to sell.  Value in use is defined as the present value of the future cash flows expected to be derived from the asset or CGU.

As at September 30, 2012, Bellatrix reviewed and determined there were no impairment indicators requiring an impairment test to be performed.

When performed, the impairment test will be based upon the higher of value-in-use and estimated fair market values for the Company's properties, including but not limited to an updated external reserve engineering report which incorporates a full evaluation of reserves on an annual basis or internal reserve updates at quarterly periods, and the latest commodity pricing deck.  Estimating reserves is very complex, requiring many judgments based on available geological, geophysical, engineering and economic data.  Changes in these judgments could have a material impact on the estimated reserves.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Income Taxes

Deferred income taxes arise from differences between the accounting and tax basis of the Company's assets and liabilities.  For the nine months ended September 30, 2012, the Company recognized a deferred income tax expense of $6.8 million compared to a deferred income tax expense of $4.8 million in the first nine months of 2011.

At September 30, 2012, the Company had a total deferred tax asset balance of $4.4 million.

At September 30, 2012, Bellatrix had approximately $560 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2012	2011
Intangible resource pools:
Canadian exploration expenses	100	45,900	43,000
Canadian development expenses	30	375,200	322,000
Canadian oil and gas property expenses	10	22,300	24,000
Foreign resource expenses	10	800	1,000
Attributed Canadian Royalty Income	(Alberta) 100	16,100	16,000
Undepreciated capital cost (1)	6 - 55	86,300	79,000
Non-capital losses (expire through 2027)	100	10,000	10,000
Financing costs	20 S.L.	3,300	4,000
		559,900	499,000

(1) Approximately $80 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations
	Three months ended September 30,		Nine months ended September 30,
($000s)	2012	2011	2012	2011
Cash flow from operating activities	24,807	28,023	77,321	67,566
Decommissioning costs incurred	196	(87)	559	383
Change in non-cash working capital	1,610	(3,972)	3,293	(3,832)
Funds flow from operations	26,613	23,964	81,173	64,117

Bellatrix's cash flow from operating activities of $24.8 million ($0.23 per basic share and $0.22 per diluted share) for the three months ended September 30, 2012 decreased approximately 11% from the $28.0 million ($0.26 per basic share and $0.24 per diluted share) generated in the comparative 2011 period.  Bellatrix generated funds flow from operations of $26.6 million ($0.25 per basic share and $0.23 per diluted share) for the three months ended September 30, 2012, an increase of 11% from $24.0 million ($0.22 per basic share and $0.21 per diluted share) for the comparative 2011 period.

Bellatrix's cash flow from operating activities of $77.3 million ($0.72 per basic share and $0.67 per diluted share) for the nine months ended September 30, 2012 increased approximately 14% from the $67.6 million ($0.66 per basic share and $0.61 per diluted share) generated in the comparative 2011 period.  Bellatrix generated funds flow from operations of $81.2 million ($0.76 per basic share and $0.70 per diluted share) for the nine months ended September 30, 2012, an increase of 27% from $64.1 million ($0.62 per basic share and $0.58 per diluted share) for the comparative 2011 period.

The increase between the three and nine month periods ended September 30, 2012 and the comparative 2011 periods was principally due to higher net realized gains on the Company's commodity risk management contracts, despite lower operating netbacks due to significantly reduced commodity prices and financing expenses experienced during the 2012 periods, and slightly higher general and administrative expenses for the nine month period.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations.  Unrealized mark-to-market gains or losses are non-cash adjustments to the current fair market value of the contract over its entire term and are included in the calculation of net profit.

As previously noted in this MD&A, net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions is a non-GAAP measure. A reconciliation between this measure and net loss per the Consolidated Statement of Comprehensive Income is provided below.

For the three months ended September 30, 2012, net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions, net of associated deferred tax impacts, was $5.2 million compared to a net profit of $4.2 million in the third quarter of 2011.  For the nine months ended September 30, 2012, net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions, net of associated deferred tax impacts, was $14.4 million compared to a net profit of $9.2 million in the nine months ended September 30, 2011.

Reconciliation of Net Profit (Loss) to Net Profit Before Non-Cash Impairment Loss, Unrealized Gain (Loss) on Commodity Contracts, and Gain (Loss) on Property Dispositions
	Three months ended September 30,		Nine months ended September 30,
($000s)	2012	2011	2012	2011
Net profit (loss) per financial statements	(615)	820	18,520	7,648
Items subject to reversal
Impairment loss on property, plant and equipment	-	14,551	-	14,551
Unrealized (gain) loss on commodity contracts	6,763	(8,556)	(9,493)	(10,776)
Loss (gain) on property dispositions	1,035	(1,531)	4,063	(1,750)
Deferred tax impact of above items	(1,950)	(1,116)	1,358	(506)
Net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions	5,233	4,168	14,448	9,167

A net loss of $0.6 million ($0.01 per basic share and $0.01 per diluted share) was recognized for the three months ended September 30, 2012, compared to a net profit of $0.8 million ($0.01 per basic share and $0.01 per diluted share) in the third quarter of 2011.  The net loss recorded in the three months ended September 30, 2012 compared to the net profit recognized for the same period in 2011 is primarily a consequence of higher depletion and depreciation expense, an unrealized loss on commodity contracts compared to an unrealized gain in the comparative 2011 period, and a total net loss on property dispositions compared to a net gain in the 2011 period, partially offset by higher cash flows as noted above.

A net profit of $18.5 million ($0.17 per basic share and $0.17 per diluted share) was recognized for the nine months ended September 30, 2012, compared to a net profit of $7.6 million ($0.07 per basic share and $0.07 per diluted share) in the first nine months of 2011.  The net profit recorded in the nine months ended September 30, 2012 compared to the same period in 2011 is primarily a consequence of higher cash flows as noted above, offset somewhat by a higher depletion and depreciation expense, a total net loss on property dispositions compared to a minor gain on property dispositions in the comparative 2011 period, and a higher deferred tax expense.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit (Loss)
	Three months ended September 30,		Nine months ended September 30,
($000s, except per share amounts)	2012	2011	2012	2011
Cash flow from operating activities	24,807	28,023	77,321	67,566
Basic ($/share)	0.23	0.26	0.72	0.66
Diluted ($/share)	0.22	0.24	0.67	0.61
Funds flow from operations	26,613	23,964	81,173	64,117
Basic ($/share)	0.25	0.22	0.76	0.62
Diluted ($/share)	0.23	0.21	0.70	0.58
Net profit (loss)	(615)	820	18,520	7,648
Basic ($/share)	(0.01)	0.01	0.17	0.07
Diluted ($/share)	(0.01)	0.01	0.17	0.07

Capital Expenditures

Bellatrix invested $39.8 million and $132.3 million in capital projects during the three and nine month periods ended September 30, 2012, compared to $44.2 million and $132.3 million in the three and nine month periods ended September 30, 2011, respectively.

Capital Expenditures
	Three months ended September 30,		Nine months ended September 30,
($000s)	2012	2011	2012	2011
Lease acquisitions and retention	1,757	5,160	4,951	15,324
Geological and geophysical	254	72	296	390
Drilling and completion costs	28,286	34,762	98,424	96,855
Facilities and equipment	9,521	4,371	28,433	16,612
	39,818	44,365	132,104	129,181
Drilling incentive credits	-	(272)	-	(827)
Exploration and development (1)	39,818	44,093	132,104	128,354
Corporate (2)	22	60	166	222
Property acquisitions	-	74	30	3,723
Total capital expenditures - cash	39,840	44,227	132,300	132,299
Property dispositions - cash	(4,325)	(4,140)	(6,670)	(4,181)
Total net capital expenditures - cash	35,515	40,087	125,630	128,118
Other - non-cash (3)	(1,756)	3,457	(1,612)	4,410
Total net capital expenditures	33,759	43,544	124,018	132,528

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Corporate includes office furniture, fixtures and equipment.

(3) Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.

During the first nine months of 2012, Bellatrix posted a 100% success rate drilling and/or participating in 24 gross (20.15 net) wells, resulting in 18 gross (15.15 net) Cardium oil wells, 2.0 gross (2.0 net) Cardium condensate-rich gas wells, 1.0 gross (1.0 net) Duvernay gas well, and 3.0 gross (2.0 net) Notikewin/Falher liquids-rich gas wells.  Bellatrix drilled 9 gross (7.71 net) wells consisting of 7 gross (6.21 net) Cardium oil wells and 2 gross (1.5 net) liquids-rich Notikewin/Falher gas wells in the third quarter of 2012.

By comparison, Bellatrix drilled or participated in 42 gross (27.19 net) wells during the first nine months of 2011, including 31 gross (22.35 net) oil wells and 11 gross (4.84 net) liquids-rich natural gas wells.

The $39.8 million capital program for the three months ended September 30, 2012 was financed from funds flow from operations and bank debt.

In the third quarter of 2012, the Company spent $39.8 million on capital projects which included the aforementioned drilling program coupled with commissioning a 30 mmcf/d compression facility in the Ferrier area, installation of 7.2 miles of a 10 inch high-pressure gas line with a 4 inch condensate line and a 2 inch fuel gas line, a total of 14.3 miles of 10 and 8 inch gathering system trunk lines, and 4.5 miles of 6 inch gathering system lines to tie in the wells drilled in the quarter.

The Company's capital program for 2012 is between $140 and $150 million funded from the Company's cash flows and to the extent necessary, bank indebtedness.  The 2012 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin areas.

Decommissioning Liabilities

At September 30, 2012, Bellatrix has recorded decommissioning liabilities of $42.8 million, compared to $45.1 million at December 31, 2011, for future abandonment and reclamation of the Company's properties.  For the nine months ended September 30, 2012, decommissioning liabilities decreased by a net $2.3 million as a result of a reduction of $3.0 million for liabilities reversed on dispositions and a $0.7 million reduction for changes in estimates, offset by $0.9 million incurred on property acquisitions and development activities and $0.5 million as a result of charges for the unwinding of the discount rates used for fair valuing the liabilities.  The $0.7 million decrease as a result of changes in estimates is primarily due to a discount rate variations at September 30, 2012 compared to December 31, 2011, in addition to other abandonment liability revisions.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company's existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or reduced.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada.  Bellatrix remains highly focused on key business objectives of maintaining financial strength, optimizing capital investments - attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term.  Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.  Bellatrix's results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Market conditions have resulted in Bellatrix experiencing primarily downward trends in crude oil pricing for 2012 compared to 2011, and a more significant downward trend in natural gas pricing, although natural gas prices have recently started to recover in 2012.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies.  Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants.  Bellatrix is fully compliant with all of its operating debt covenants.

Bellatrix generally relies on operating cash flows and its credit facilities to fund capital requirements and provide liquidity.  Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets.  From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs.  There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix's trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix's accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks.  Bellatrix sells substantially all of its production to eight primary purchasers under standard industry sale and payment terms.  The most significant 60 day exposure to a single counterparty is currently approximately $10.2 million.  Purchasers of Bellatrix's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.  In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.  In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Bellatrix's ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Total net debt levels of $166.2 million at September 30, 2012 have increased by $46.9 million from $119.3 million at December 31, 2011, primarily as a consequence of an increase in a working capital deficiency and bank debt as the Company executed the first nine months of its 2012 capital program. Total net debt of $101.3 million as of September 30, 2011 reflected a temporary reduction in bank indebtedness following the completion of a $55 million equity issuance in May 2011. Total net debt includes the liability component of the 4.75% Debentures and excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred liabilities and decommissioning liabilities.

Funds flow from operations represents 67% of the funding requirements for Bellatrix's capital expenditures for the three months ended September 30, 2012.

Effective May 25, 2012, the Company's borrowing base was increased from $170 million to $200 million through November 30, 2012 and the revolving period of the credit facility was extended from June 26, 2012 to June 25, 2013.  The Company's credit facilities consist of a $15 million demand operating facility provided by a Canadian bank and a $185 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.  Amounts borrowed under the credit facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate or LIBOR margin rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company's debt to cash flow ratio.  The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.  A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company's debt to cash flow ratio.

The revolving period for the revolving term credit facility will end on June 25, 2013, unless extended for a further 364 day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 25, 2013.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2012.

As at September 30, 2012, approximately $95.4 million or 48% of unused and available bank credit under its credit facilities was available to fund Bellatrix's ongoing capital spending and operational requirements.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the "Commitments" section.  Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix's credit facility, as necessary.  Bellatrix has the ability to fund its 2012 capital program of $140 to $150 million by utilizing cash flow, and to the extent necessary, bank indebtedness.

As at October 31, 2012, Bellatrix had outstanding a total of 9,367,118 options exercisable at an average exercise price of $3.40 per share, $55.0 million principal amount of 4.75% Debentures convertible into common shares (at a conversion price of $5.60 per share) and 107,699,107 common shares.

Commitments

As at September 30, 2012, Bellatrix committed to drill 3 gross (1.5 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.3 million.  In addition, on February 1, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill 3 gross (3.0 net) wells per year from 2011 to 2015 for a total estimated cost of approximately $52.5 million.  As at September 30, 2012, 10 wells remained to be drilled under this commitment for a total estimated cost of $35.0 million.  On August 4, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill between 5 and 10 gross (net) wells per year from 2011 to 2016 for a total of 40 gross (net) wells at an estimated cost of approximately $140.0 million, with the first five wells requiring completion by December of 2012.  As at September 30, 2012, 34 wells remained to be drilled under this commitment for a total estimated cost of $119.0 million.

Financial liability ($000s)	< 1 Year	1-2 Years	2-5 Years	Thereafter
Accounts payable and accrued liabilities (1)	$52,593	$-	$-	$-
Commodity contract liability	1,867	692	-	-
Bank debt - principal (2)	-	104,642	-	-
Convertible debentures - principal	-	-	55,000	-
Convertible debentures - interest (3)	2,613	2,613	1,517	-
Decommissioning liabilities (4)	-	8,385	4,773	29,626
Finance lease obligation	507	533	1,615	2,098
Total	$57,580	$116,865	$62,905	$31,724

(1)
Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.1 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2)
Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed.  Interest due on the bank credit facility is calculated based upon floating rates.

(3)	The 4.75% Debentures outstanding at September 30, 2012 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.
(4)	Amounts represent the inflated, undiscounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2013 and 2053).

Off-Balance Sheet Arrangements

The Company has certain fixed term lease agreements, including primarily office space leases, which were entered into in the normal course of operations.  All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease.  The lease agreements do not currently provide for early termination.  No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2012.

Business Prospects and 2012 Year Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects.  As at September 30, 2012, Bellatrix has approximately 197,428 net undeveloped acres and including all opportunities has in excess of 1,525 net exploration drilling opportunities identified.  The Company continues to focus on adding Cardium and Notikewin prospective lands.  As at September 30, 2012, Bellatrix controls 44 gross (43 net) contiguous sections of Duvernay rights.

For the remainder of 2012, Bellatrix will continue to be active in drilling its two core resource plays, the Cardium oil and Notikewin condensate rich gas, utilizing horizontal drilling multi fracturing technology. The Company's 2012 capital expenditure budget is between $140 to $150 million.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide average daily production of approximately 16,500 to 17,000 boe/d.  The Company is maintaining its previously announced 2012 exit rate guidance of approximately 19,000 boe/d to 19,500 boe/d.

For the fourth quarter of 2012 the Company expects to drill an estimated 6 gross (4.85 net) Cardium oil wells, which includes a second long-reach Cardium horizontal well (programmed to drill to a total depth of 5,511m including a horizontal length of 3,048m) in the Brazeau area.  With reductions in industry activity levels, Bellatrix, through negotiation, has been able to reduce its cost base per well by 10%, and expects to carry these savings through the winter of 2012/13.  The Company is also moving to pad drilling wherever plausible in its continuing effort to bring down the capital cost per well, improving its already industry leading F&D costs and recycle ratios.

An initial capital budget of $180 million has been set for fiscal 2013.  The capital budget is expected to be funded from a combination of cash flows and bank indebtedness.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints, and normal production declines, execution of the 2013 budget is anticipated to provide 2013 average daily production of approximately 20,000 boe/d and an exit rate of approximately 21,500 boe/d to 22,500 boe/d.

Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company's Management Discussion and Analysis for the year ended December 31, 2011, and the Company's Annual Information Form for the year ended December 31, 2011.

Critical Accounting Estimates

The reader is advised that the critical accounting estimates, policies, and practices described in the Company's Management Discussion and Analysis for the year ended December 31, 2011 continue to be critical in determining Bellatrix's unaudited financial results as of September 30, 2012. There were no changes in accounting policies during the nine months ended September 30, 2012.

A summary of future accounting pronouncements is found in the Company's Management Discussion and Analysis for the year ended December 31, 2011, available at www.sedar.com.

Legal, Environmental Remediation and Other Contingent Matters

The Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated.  When the loss is determined, it is charged to earnings.  The Company's management monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company's internal control over financial reporting that occurred during the period beginning on July 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.  No material changes in the Company's internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes.  This is based on actual average prices received for the third quarter of 2012 and average production volumes of 15,503 boe/d during that period, as well as the same level of debt outstanding at September 30, 2012.  Diluted weighted average shares are based upon the third quarter of 2012.  These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities.  Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(annualized)	Per Diluted Share
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl WTI	1,400	0.01
Change of $0.10/ mcf	2,100	0.02
Change of US $0.01 CDN/ US exchange rate	1,000	0.01
Change in prime of 1%	1,000	0.01

(1)
The term "funds flow from operations" should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the first, second and third quarters in 2012, and for the quarters in 2011 and 2010.  The adoption date of IFRS of January 1, 2011 required restatement for comparative purposes, of the Company's opening balance sheet as at January 1, 2010, all interim quarterly periods in 2010 and for its year ended December 31, 2010.

2012 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30
Revenues before royalties and risk management	58,191	50,714	48,126
Cash flow from operating activities	24,056	28,458	24,807
Cash flow from operating activities per share
Basic	$0.22	$0.24	$0.23
Diluted	$0.21	$0.22	$0.22
Funds flow from operations (1)	29,194	25,366	26,613
Funds flow from operations per share (1)
Basic	$0.27	$0.24	$0.25
Diluted	$0.25	$0.22	$0.23
Net profit (loss)	9,172	9,963	(615)
Net profit (loss) per share
Basic	$0.09	$0.09	($0.01)
Diluted	$0.08	$0.09	($0.01)
Net capital expenditures (cash)	73,831	16,284	35,515

2011 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	40,535	53,444	49,145	59,194
Cash flow from operating activities	15,718	23,825	28,023	30,626
Cash flow from operating activities per share
Basic	$0.16	$0.23	$0.26	$0.28
Diluted	$0.15	$0.22	$0.24	$0.26
Funds flow from operations (1)	17,027	23,126	23,964	30,120
Funds flow from operations per share (1)
Basic	$0.17	$0.22	$0.22	$0.28
Diluted	$0.16	$0.21	$0.21	$0.26
Net profit (loss)	(5,487)	12,315	820	(13,597)
Net profit (loss) per share
Basic	$(0.06)	$0.12	$0.01	$(0.13)
Diluted	$(0.06)	$0.11	$0.01	$(0.13)
Net capital expenditures (cash)	59,247	28,784	40,087	47,240

2010 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	26,929	25,574	27,344	37,826
Cash flow from operating activities	13,456	6,065	13,466	11,285
Cash flow from operating activities per share
Basic	$0.15	$0.07	$0.14	$0.12
Diluted	$0.15	$0.07	$0.14	$0.11
Funds flow from operations (1)	10,198	10,610	16,342	15,892
Funds flow from operations per share (1)
Basic	$0.12	$0.11	$0.17	$0.16
Diluted	$0.11	$0.11	$0.17	$0.15
Net profit (loss)	3,969	(6,351)	(2,546)	(57)
Net profit (loss) per share
Basic	$0.04	$(0.07)	$(0.03)	$(0.00)
Diluted	$0.04	$(0.07)	$(0.03)	$(0.00)
Net capital expenditures (cash)	18,393	17,656	30,416	25,716

(1)	Refer to "Non-GAAP Measures" in respect of the term "funds flow from operations" and "funds flow from operations per share".